

02003836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 01 2002

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROYAL AMERICAN INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1604 W. Colonial Parkway
(No. and Street)

Inverness, IL 60067-4725
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Prather 847 202 8300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scanlon & Mathews LLP
(Name — *if individual, state last, first, middle name*)

332 S. Michigan Avenue Chicago, IL 60604
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Prather, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal American Investment Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Philip Prather, Treasurer

Title



OFFICIAL SEAL
ANN M MEEKER
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. OCT. 26,2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCANLON & MATHEWS LLP
CERTIFIED PUBLIC ACCOUNTANTS
332 SOUTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60604
(312) 939-3060

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Royal American Investment Services, Inc.

We have audited the accompanying statements of financial condition of Royal American Investment Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal American Investment Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

SCANLON & MATHEWS LLP
CERTIFIED PUBLIC ACCOUNTANTS

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 7 to 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scanlon + Mathews LLP

Chicago, Illinois
January 16, 2002

ROYAL AMERICAN INVESTMENT SERVICES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 14,134	$ 11,607
Due from clearing broker	16,804	1,180
Securities owned	462,190	471,148
Other assets	1,000	
Total assets	$ 494,128	$ 483,935
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to clearing broker	$ 1,565	$ 26,538
Accrued expenses	20,096	23,602
Total liabilities	21,661	50,140
Stockholder's equity:		
Common stock - $1 par value, 5,000 shares authorized, issued and outstanding	5,000	5,000
Additional paid-in capital	25,000	25,000
Retained earnings	442,467	403,795
Total stockholder's equity	472,467	433,795
Total liabilities and stockholder's equity	$ 494,128	$ 483,935

The accompanying notes are an integral part
of the financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
Statements of Operations
for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues:			
Commissions	$ 255,563	$ 360,096	$ 316,284
Interest	14,105	20,964	12,496
Total revenues	269,668	381,060	328,780
Operating expenses			
Compensation	147,990	153,492	132,983
Employee benefits	33,306	27,737	37,397
Other operating expenses	24,100	19,725	19,494
Total operating expenses	205,396	200,954	189,874
Income before income taxes	64,272	180,106	138,906
Provision for income taxes	25,600	73,000	56,500
Net income	$ 38,672	$ 107,106	$ 82,406

The accompanying notes are an integral part
of the financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
Statements of Changes in Stockholder's Equity
for the years ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 1999	$ 5,000	$ 25,000	$ 214,283	$ 244,283
Net income			82,406	82,406
Balance, December 31, 1999	5,000	25,000	296,689	326,689
Net income			107,106	107,106
Balance, December 31, 2000	5,000	25,000	403,795	433,795
Net income			38,672	38,672
Balance, December 31, 2001	$ 5,000	$ 25,000	$ 442,467	$ 472,467

The accompany notes are an integral part
of the financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 38,672	$ 107,106	$ 82,406
Adjustments to reconcile net income to net cash (used by) provided by operating activities:			
Changes in assets and liabilities:			
(Increase) decrease in due from clearing broker	(15,624)	279	(1,128)
(Increase) decrease in other assets	(1,000)		3,216
(Decrease) increase in accrued expenses	(3,506)	(9,657)	2,659
(Decrease) increase in payable to clearing broker	(24,973)	25,360	1,178
Net cash (used in) provided by operating activities	(6,431)	123,088	88,331
Cash flows from investment activities:			
Proceeds from sale and maturity of investment securities	145,052	125,000	75,000
Purchase of investment securities	(136,094)	(243,728)	(161,560)
Net cash provided by (used in) investing activities	8,958	(118,728)	(86,560)
Net increase in cash	2,527	4,360	1,771
Cash at beginning of year	11,607	7,247	5,476
Cash at end of year	$ 14,134	$ 11,607	$ 7,247
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Income taxes	$ 33,600	$ 70,200	$ 49,084

The accompanying notes are an integral part of the financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

NOTE 1: NATURE OF BUSINESS

Royal American Investment Services, Inc. (the Company) is a registered bank-affiliated securities broker-dealer, registered investment advisor and general insurance agency. The Company operates a general securities business as an introducing broker-dealer. The area served by the Company is the northwest suburban Chicago metropolitan area. The Company neither holds customer accounts nor customer's securities. The Company was capitalized and incorporated in 1992. The Company began operations on March 25, 1993, after being accepted for membership in the National Association of Securities Dealers, Inc., the Company's primary regulator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Commission Income

Securities transactions and related income and expense are recorded on a settlement date basis.

Income Taxes

The Company files a consolidated Federal income tax return with its parent, Royal American Bank under a tax sharing agreement with its parent. The Company has been allocated its proportionate share of income taxes determined by multiplying its taxable income by the appropriate tax rates.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned are valued at market and represent an interest in a U.S. Government Security Fund.

NOTE 3: TRANSACTIONS WITH RELATED PARTIES

The Company's parent, Royal American Bank, provided various services, including certain employee compensation and office space, to the Company at no cost during 2001, 2000 and 1999.

Royal American Bank has pledged to support the Company's operations with continued capital contributions as necessary.

The Company has satisfied collateral requirements with a clearing broker by obtaining a guaranty in the amount of $25,000 from its parent.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, of $50,000. At December 31, 2001, net capital was $442,760 which was $392,760 in excess of the required net capital.

ROYAL AMERICAN INVESTMENT SERVICES
December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		472,467 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		472,467 [3500]
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
B.	Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		472,467 [3530]
6.	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	20,529 [3540]	
B.	Secured demand note deficiency	[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D.	Other deductions and/or charges	[3610]	-20,529 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		451,938 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	[3735]	
2.	Debt securities	[3733]	
3.	Options	[3730]	
4.	Other securities	9,178 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-9,178 [3740]
10. Net Capital			442,760 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,444 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	392,760 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	440,593 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			21,661 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			21,661 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	5 [3850]

ROYAL AMERICAN INVESTMENT SERVICES
December 31, 2001

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

ROYAL AMERICAN INVESTMENT SERVICES, INC.

ADDENDUM TO FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2001

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its audited Part IIA FOCUS Report as of December 31, 2001.

Exemption from SEC Rule 15(c)3-3

The Company is exempt from the provisions of SEC Rule 15(c)3-3 under paragraph (K)(2)(ii), as it does not clear transactions or carry customer accounts.

SCANLON & MATHEWS LLP
CERTIFIED PUBLIC ACCOUNTANTS
332 SOUTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60604
(312) 939-3060

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Royal American Investment Services, Inc.

In planning and performing our audit of the financial statements of Royal American Investment Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control .

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scanlon + Mathews LLP

Chicago, Illinois
January 16, 2002